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SEC FILE NUMBER
8-66246

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan & Knauff

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W Madison st Ste 980
(No. and Street)

Chicago	IL	60606-3415
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L Kluesner 314-495-7892
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G Cook Jordan Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan Knauff & Co, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/10/23

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2020

CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Jordan, Knauff & Company
200 W. Madison Street, suite 980
Chicago, IL 60606

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Jordan, Knauff & Company (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Jordan, Knauff & Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019.

New York, NY
March 29, 2021

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$ 246,856
Accounts receivable	168,266
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $327,753)	45,167
Prepaid expenses and other assets	31,600
Total assets	$ 491,889
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 96,131
PPP loan	119,046
Other liabilities	20,000
Lease obligations	18,083
	253,260
Commitments and contingencies	
Liabilities subordinated to claims of general creditors pursuant to subordinated loan agreements	200,000
Total liabilities	453,260
MEMBER'S CAPITAL	38,629
Total liabilities and member's capital	$ 491,889

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenue:	
Investment banking fees:	
Advisory fees	$ 451,492
Success fees	249,064
Management fees	119,500
Expense reimbursement	15,971
Loan forgiveness	193,194
Interest	37
Total revenue	1,029,258
Operating expenses:	
Salaries	432,458
Payroll taxes	33,337
Accounting fees	123,205
Depreciation	24,548
Dues and subscriptions	6,165
Guaranteed payments to member	206,000
Insurance - other	18,668
Legal and professional	16,382
Marketing and advertising	13,703
Medical insurance	78,688
Miscellaneous	62,217
Occupancy	169,685
Office supplies	10,373
Outsourced administration	26,399
Telecommunications	22,606
Travel and entertainment	19,174
Total operating expenses	1,263,608
Operating loss	(234,350)
Other income/(expense):	
Interest expense	(58,355)
Net loss	$ (292,705)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2020

Member's capital:		
Balance, beginning of year	$	(142,666)
Capital contribution		474,000
Net loss		(292,705)
Balance, end of year	$	38,629

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2020

Subordinated borrowings, beginning of year	$	300,000
Pre-payment of subordinated borrowings		(100,000)
Subordinated borrowings, end of year	$	200,000

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net loss	$ (292,705)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:	
Depreciation	24,611
(Increase) decrease in operating assets:	
Accounts receivable	(127,640)
Other assets	(20,931)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(68,006)
Subordinated borrowings	(100,000)
Accrued revenue	10,000
Lease obligations	(3,223)
Net cash used in operating activities	(577,894)
Cash flows from financing activities:	
Capital contributed	474,000
PPP loan	119,046
Net cash provided by financing activities	593,046
Increase in cash and cash equivalents	15,152
Cash and cash equivalents, beginning of year	231,704
Cash and cash equivalents, end of year	**$ 246,856**
Supplemental disclosure of non-cash investing and financing activities:	
Capital contribution through forgiveness of accrued interest payable to member	$ 24,000
Cash paid during the year for:	
Interest	$ 0
Taxes	$ 0

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

1. Nature of business

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company, with a perpetual operating life, formed in March 2001 for the purposes of conducting investment banking and company financing. The liability of each member is limited to their capital account balance in the Company. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(c) because its business is limited to private placement of securities and investment advisory services.

During the year, the owners of the Company (Thomas Knauff and G. Cook Jordan, Jr.) agreed to an ownership change in which Mr. Jordan acquired Mr. Knauff's ownership.

2. Significant accounting policies

Revenue recognition:

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers: Topic 606 (ASC 606), to supersede nearly all existing revenue recognition guidance under accounting principals generally accepted in the United States. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. Initial application of ASC 606 was applied to all contracts the date of adoption. The adoption did not have a material impact on timing or amounts of our revenue recognition but impacted the disclosures within the notes to the financial statements.

Investment banking:
Revenue from contracts with customers includes fees from investment banking service and expense reimbursement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions and capital raise transactions. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which the services are simultaneously provided by the Company and consumed by the customer based on the estimated progress of work and when revenues are not probable of significant reversal. Advisory costs are recognized as incurred, including when reimbursed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

As additional consideration for the advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a customer's business is sold or a capital raise is concluded (success fees). These fees are considered variable consideration as the uncertainty is dependent on factors outside the Company's influence. In these cases, revenues are recognized in the period in which the performance occurs.

Management fees:
The Company has an agreement to provide management services to an affiliate. Under the terms of the agreement, the Company provides management and advisory services. Revenue is recognized over time as services are simultaneously provided and consumed by the customer.

2. Significant accounting policies (continued)

Revenue recognition (continued):

At December 31, 2020, deferred revenues were $20,000. All revenue recognized during the year ended December 31, 2020 is related to contracts with customers. Receivables due from customers totaled $168,266 as of December 31, 2020.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and reserves and writes off, as necessary, any balance deemed uncollectible through a charge to earnings and a credit to a valuation allowance. Accounts receivable at December 31, 2020 are expected to be fully collected. At December 31, 2020, one client accounted for 55% of total accounts receivable.

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease.

2. Significant accounting policies (continued)

Property and equipment and related depreciation and amortization (continued):

The following schedule shows the detail of fixed assets for the year ending December 31, 2020:

Property and equipment:	
Furniture and equipment	$ 290,740
Leasehold improvements	82,180
	372,920
Less accumulated depreciation and amortization	327,753
Property and equipment, net	$ 45,167

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

3. Liabilities subordinated to claims of general creditors

Subordinated liabilities consist of a cash subordinated loan with a value of $200,000 as evidenced by subordinated loan agreements approved by FINRA. The note matures on November 30, 2021 and bears interest at 12%. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid in advance of maturity.

A full pre-payment of a subordinated loan with a value of $100,000 and accrued interest of $93,194 was agreed to on October 6, 2020 and approved by FINRA. Revenue includes Loan forgiveness income of $193,194 for this prepayment.

Accrued interest of $24,000 was contributed to capital on December 31, 2020 and is included in members' capital.

4. Office lease

The Company leases office space pursuant to a lease extension expiring July 31, 2021. The lease extension requires monthly payment of $7,835.17. The Company's future minimum rental commitments are as follows:

Year ending December 31:	Amount
2021	$ 54,846
Total	$ 54,846

5. Capital Lease Obligations

The Company leases a copier and phone system under leases classified as capital leases. The leased equipment is amortized on a straight-line basis over 4 and 5 years, respectively. Total accumulated amortization related to the leased equipment was $10,711 for December 31, 2020.

The following is a schedule showing the future minimum lease payments under capital leases by year.

Year ending December 31:	Amount
2021	$ 15,214
2022	15,214
2023	6,439
2024	3,514
Total	$ 40,381

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company had net capital of $126,006, which was $118,264 in excess of its required net capital of $7,742. The Company's net capital ratio was 92%.

7. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

8. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2020.

9. Related party transactions

The Company has an agreement, effective April 1, 2016, to provide management, administration and advisory services to an affiliate. This agreement calls for fixed monthly payments plus additional contingent fees. Under the agreement, fees from the affiliate totaled $119,500 for the year ended December 31, 2020 and amounts due from the affiliate totaled $40,000 at December 31, 2020. These amounts are included in management fees and accounts receivable, respectively. This amount is included in investment banking fees. Additionally, expenses reimbursed from affiliate totaled $318 for the year ended December 31, 2020 and are included in expense reimbursement revenue. Total fees from this customer represent 12% of total revenues for the year ended December 31, 2020.

10. PPP loan

On May 8, 2020 the Company was granted a loan (Loan) from Northern Trust Corporation in the aggregate amount of $119,046, pursuant to the Paycheck Protection Program (PPP) under Division A, Title I of the CARES Act, which was enacted on March 27, 2020.

The Loan, which was in the form of a Note dated April 28, 2020 issued by the Company, matures on April 28, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on October 28, 2020. The Note may be prepaid at any time prior to the maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, cost used to continue group health care benefits, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company expects the full amount of the Loan to be forgiven.

11. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2020, the financial statement date, through March 31, 2021, the date the financial statements were issued. The follow subsequent event was identified.

On March 12, 2021, the Company was granted a loan (Loan) from Northern Trust Corporation in the aggregate amount of $119,046, pursuant to the Paycheck Protection Program (PPP) under Division A, Title I of the CARES Act, which was enacted on March 27, 2020. The Company used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company expects the full amount of the Loan to be forgiven.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2020

Total member's capital		$ 38,629
Additions:		
Liabilities subordinated to claims of general creditors		200,000
PPP loan		119,046
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	(168,266)	
Property and equipment, net	(31,803)	
Prepaid expenses and other assets	(31,600)	(231,669)
Net capital		126,006
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		7,742
Remainder: Capital in excess of all requirements		$ 118,264
Aggregate indebtedness:		
Accounts payable and other liabilities		$ 116,131
Ratio of aggregate indebtedness to net capital		92%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2020)		
Net capital as reported in Company's Part IIA unaudited FOCUS report		$ 136,006
Capital change pursuant to Rule 15C-1		
Audit adjustments		(10,000)
Net capital per above		$ 126,006

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

The Company is not subject to 17 C.R.F Section 240.15c3-3 due to the limited nature of its business.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Jordan, Knauff & Company
200 W. Madison Street, Suite 980
Chicago, IL 60606

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Jordan, Knauff & Company (the "Company") may file an exemption report because it had no obligations under 17 C.F.R. §240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 29, 2021

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2020

Jordan, Knauff & Company, ("the "Company"), is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is not subject to 17 C.F.R. §240.15c3-3 due to the limited nature of its business.
(2) The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

I, G. Cook Jordan, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature: G. Cook Jordan Jr. Managing Principal
Title

JORDAN, KNAUFF & COMPANY

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2020

JORDAN KNAUFF & COMPANY
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2020

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 1,039,258
Additions	-
Deductions	(209,202)
SIPC Net Operating Revenues	$ 830,056

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 830,056
General Assessment @ .0015	1,245

Assessment Remittance:

Less: Overpayment applied	($625)
Less: Payment made with Form SIPC-6 in July 2020	($111)
Less: Payment made with Form SIPC-7 in February 2021	(1,230)
Assessment Balance Due	$ (721)

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2020:

SIPC Net Operating Revenues as computed by the Company on amended Form SIPC-7	$ 830,056
SIPC Net Operating Revenues as computed above	830,056
Difference	$ -

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Jordan, Knauff & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Jordan, Knauff & Company and the SIPC, solely to assist you and SIPC in evaluating Jordan, Knauff & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Jordan, Knauff & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Jordan, Knauff & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Jordan, Knauff & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
New York, NY
March 29, 2021